Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Announces Tel Aviv Stock Exchange Voluntary Delisting Date

TEL AVIV, Israel - June 25, 2009 - RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM), a leading network test and service assurance solution provider, announced today that in connection with a previously received Tel-Aviv Stock Exchange (TASE) approval for the voluntary delisting of its ordinary shares from the trade on the TASE, the last day of trading in its ordinary shares on the TASE will take place on June 29, 2009, and the delisting thereof on July 1, 2009.

Radcom shares will continue to be listed on NASDAQ Capital Market. The Company will continue to make public reports in accordance with the rules and regulations of NASDAQ and the U.S. Securities and Exchange Commission.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.